25002246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48501

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TECKMEYER FINANCIAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 0 3 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA	NE	68137
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS TECKMEYER	402-331-8600	tom@teckmeyerfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HENJES, CONNER & WILLIAMS, PC
(Name – if individual, state last, first, and middle name)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

9/24/2003	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Thomas Teckmeyer

Title:
PRESIDENT

Tammi Hahn
Notary Public

TAMMI HAHN
General Notary - State of Nebraska
My Commission Expires Aug 24, 2027

SEC Mail Processing

MAR 0 3 2025

Washington, DC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TECKMEYER FINANCIAL SERVICES, L.L.C. (a Nebraska limited liability company), as of December 31, 2024, the related statements of income and changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Teckmeyer Financial Services, L.L.C.'s management. Our responsibility is to express an opinion on Teckmeyer Financial Services, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Teckmeyer Financial Services, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 14 through 17 have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, L.L.C.'s financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Teckmeyer Financial Services, L.L.C.'s auditor since 2014.

Dakota Dunes, South Dakota
February 26, 2025

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	1,113,572
Commissions and fees receivable	111,518
Interest receivable	6
Other receivables	48
Prepaid expenses	23,760
Total current assets	1,248,904
FURNITURE AND EQUIPMENT	
Furniture and fixtures	56,716
Office equipment	24,861
Computer equipment	81,059
	162,636
Less accumulated depreciation	(149,878)
Net furniture and equipment	12,758
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	1,286,662

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	36,953
Salaries and commissions accrued	112,574
Payroll taxes payable	9,627
Profit sharing accrued	35,388
Pass-through entity tax payable	30,389
Total current liabilities	224,931
MEMBERS' EQUITY	1,061,731
TOTAL LIABILITIES AND MEMBERS' EQUITY	1,286,662

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2024

REVENUES	
Commissions	47,923
Mutual fund fees	1,604,628
Asset management fees	618,651
Other revenue	41,104
Total revenues	2,312,306
EXPENSES	
Advertising	12,356
Auto expense	2,138
Commissions	1,054,674
Computer	34,064
Contract labor	74,541
Correspondent fees	39,444
Depreciation	5,292
Donations	3,000
Dues and subscriptions	2,654
Entertainment and travel	7,993
Insurance	51,245
Miscellaneous	9,813
Postage and printing	7,054
Professional fees	29,890
Promotions	4,165
Regulatory fees	17,746
Rent	53,250
Repairs and maintenance	13,470
Retirement plan	61,703
Salaries	364,556
Supplies	5,652
Taxes	61,067
Telephone	12,453
Total expenses	1,928,220
INCOME FROM OPERATIONS	384,086
OTHER INCOME	
Interest income	43,164
NET INCOME	427,250

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2024

MEMBERS' EQUITY, beginning	870,870
Net income	427,250
Distributions	(236,389)
MEMBERS' EQUITY, ending	1,061,731

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions and fees received	2,306,673
Other income received	41,104
Interest received	43,164
Cash provided by operating activities	2,390,941
Cash paid for salaries and commissions	1,371,050
Cash paid for operating expenses	524,485
Cash disbursed for operating activities	1,895,535
Net cash provided by operating activities	495,406
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(660)
Net cash used in investing activities	(660)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments for passthrough entity tax	(73,611)
Members' distributions	(128,000)
Net cash used in financing activities	(201,611)
NET INCREASE IN CASH AND CASH EQUIVALENTS	293,135
CASH AND CASH EQUIVALENTS, beginning of year	820,437
CASH AND CASH EQUIVALENTS, end of year	1,113,572

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2024

Reconciliation Of Net Income To Net Cash Provided By Operating Activities:	
Net income	427,250
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,292
(Increase) decrease in:	
Commissions and fees receivable	11,524
Prepaid expenses	457
Increase (decrease) in:	
Accounts payable	13,380
Salaries and commissions accrued	48,180
Payroll taxes payable	4,221
Property taxes payable	(286)
Profit sharing accrued	(14,612)
Total adjustments	68,156
Net cash provided by operating activities	495,406

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2024

SUBORDINATED LIABILITIES, DECEMBER 31, 2023	- 0 -
Increases	- 0 -
Decreases	- 0 -
SUBORDINATED LIABILITIES, December 31, 2024	- 0 -

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (the Company), is a broker dealer registered with the Securities Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also operates as a registered investment advisor under licenses held with 25 U.S. states. The Company is located in Omaha, Nebraska.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreement with RBC Correspondent Services (RBC). In addition, the Company does subscription-way business where the security is purchased directly from the issuer or a third-party. RBC serves as the custodian of the Company's investment advisory clients.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the state of Nebraska. The period of duration or life of the Company is 30 years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

The Company also earns revenue from asset management fees. Asset management fees are received quarterly but are recognized on an accrual basis as these fees are earned.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for credit losses is considered necessary at year end.

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 - 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corporation under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $12,356 for the year ended December 31, 2024.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2024, was deemed immaterial and not accrued.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement

Accounting Standards Update (ASU) 2023-07, *Segment Reporting* was effective for fiscal years beginning after December 15, 2023, and was implemented in current year. Under the standard, public entities are required to provide all annual disclosures about a reportable segment's profit or loss and assets as provided in ASC 280. Under ASC 280, a public entity must report, for each reportable segment, a measure of the segment's profit or loss that its chief operating decision maker (CODM) uses to assess segment performance and make decisions about resource allocation. ASU 2023-07 also clarifies that single reportable segment entities must apply ASC 280 in its entirety. There were no significant changes required of the Company's reporting as a result of the implementation of this standard.

NOTE 2. COMMISSIONS AND FEES RECEIVABLE

Balances of commissions and fees receivable were as follows for the years ending December 31, 2024 and 2023:

	2024	2023
Commissions and fees receivable	111,518	123,042

NOTE 3. LEASE COMMITMENTS

The Company conducts its operations with office space under an operating lease agreement which is currently on a month-to-month basis, and the current monthly rent amount is $4,486. The total rent expense for the above agreement for the year ended December 31, 2024, was $53,250.

NOTE 4. RETIREMENT PLAN

The Company maintains a 401(k)-salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $26,315 for the year ended December 31, 2024.

The Company also maintains a profit-sharing plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the members based on eligible compensation. The Company's expense was $35,388 for the year ended December 31, 2024.

NOTE 5. STATE PASS-THROUGH ENTITY TAX

The Company has elected to pay a newly imposed Nebraska Pass-Through Entity tax ("PTE Tax") on behalf of the members for the year ended December 31, 2024. This tax is assessed on the 5.84% of taxable income and is applied to reduce each member's proportionate share of federal taxable income reportable on that member's personal income return. Accordingly,

NOTE 5. STATE PASS-THROUGH ENTITY TAX

each member recognizes a federal tax benefit as if the member's state income tax were fully deductible on the member's personal federal income tax return. Since the income tax benefits associated with the PTE Tax exclusively benefit the members, each member's proportionate share of the tax is recognized as a distribution to that member. Each of the member's distributions include their proportionate share of $25,408 representing the PTE Tax paid for the year ending December 31, 2024.

In addition, Nebraska allowed for retroactive elections for the 2018, 2019, 2020, 2021, and 2022 tax years. The Company made an election in 2024 for the years 2020, 2021 and 2022, and paid the PTE Tax related to those years. Accordingly, distributions include $82,891 for amounts related to those payments.

The total PTET liability for the year ending December 31, 2024, exceeded the tax payments by $30,389 which is payable by the Company.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $945,237, which was $895,237 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .2380 to 1 as of December 31, 2024.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation (FDIC) insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities, but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

The Company is engaged in various brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory businesses. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital in Note 6, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The following table represents the segment revenue and significant expenses for the year ended December 31, 2024.

Revenues	
Commissions & fees	2,271,202
Other revenue	41,104
Interest income	43,164
	2,355,470
Expenses	
Commissions	1,054,674
Employee compensation & benefits	536,846
Professional fees & contract services	104,431
Occupancy expense	73,020
Correspondent & regulatory fees	57,190
Other expenses	102,059
	1,928,220
Net income	427,250

NOTE 9. CONTINGENCIES

There were no outstanding contingencies as of December 31, 2024.

NOTE 10. SUBSEQUENT EVENT

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2025, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2024

AGGREGATE INDEBTEDNESS		
Total liabilities		224,931
NET CAPITAL		
Total members' equity		1,061,731
Less nonallowable assets and deductions		
Receivables	61,789	
Prepaid expenses	23,808	
Furniture and equipment, net	12,758	
		98,355
Net capital before haircuts on securities positions		963,376
Haircuts on securities		18,139
Total net capital		945,237
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
Net capital exceeding requirements		895,237
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		23.80%

SCHEDULE II

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2024

Aggregate indebtedness per audit report	224,931
Aggregate indebtedness per FOCUS report	224,931
Difference	- 0 -
Net capital per audit	945,237
Net capital per FOCUS report	945,237
Difference	- 0 -

SCHEDULE III

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2024

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

TECKMEYER FINANCIAL SERVICES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2024

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

HENJES, CONNER & WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Teckmeyer Financial Services, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Teckmeyer Financial Services, L.L.C. identified the following provision of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" (the "exemption provision") and (2) Teckmeyer Financial Services, L.L.C. stated that Teckmeyer Financial Services, L.L.C. met the identified exemption provision throughout the most recent fiscal year without exception. Teckmeyer Financial Services, L.L.C.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, L.L.C.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 26, 2025

TECKMEYER FINANCIAL
SERVICES L.L.C.SM
INVESTMENTS BASED ON PRINCIPLE

Teckmeyer Financial Services' Exemption Report

Teckmeyer Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Teckmeyer Financial Services

I, Thomas Teckmeyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thomas N. Teckmeyer

Thomas N. Teckmeyer
President

Date: 02/26/2025

11104 John Galt Blvd. ▪ Omaha, NE 68137 ▪ (402) 331-8600 ▪ Fax (402) 331-1866 ▪ (800) 905-7526 ▪ www.TeckmeyerFinancial.com